FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Ltd. Announces Q209 Results, dated July 27, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: July 27, 2009

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Ltd. Announces Q209 Results, dated July 27, 2009.

CONTACTS

Chief Financial Officer Radware Ltd.

Meir Moshe,

+ 972-3766-8610

Media Relations

Christine Aruza

+1 201 785 3236

christine.aruza@radware.com

For Immediate Release

RADWARE LTD. ANNOUNCES Q209 RESULTS

* Record quarterly revenues of $27.1 million

* Company returns to profitability: Non-GAAP earnings per share $0.04

TEL AVIV, ISRAEL.; July 27, 2009 — Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today reported record quarterly revenues of $27.1 million for the second quarter of 2009. This represents an increase of 13% compared with revenues of $24.0 million for the second quarter of 2008 and an increase of 32% compared with revenues of $20.5 in the first quarter of 2009.

Net income on a Non-GAAP basis for the second quarter of 2009 was $0.8 million or $0.04 per diluted share, compared with a net loss of $5.0 million or $0.25 per diluted share in the second quarter of 2008. Net income on a Non-GAAP basis excludes the impact of stock based compensation expenses and amortization of intangible assets.

Net loss on a GAAP basis for the second quarter of 2009 was $1.7 million or $0.09 per diluted share. Net loss for the second quarter of 2008 was $7.1 million or $0.36 per diluted share

At the end of the second quarter of 2009, the company’s overall cash position including cash, bank deposits and short-term and long-term marketable securities amounted to $114.7 million, an increase of $0.6 million compared to the previous quarter.

“This quarter’s results demonstrate the strong business model leverage we have as we were able to organically grow our core business while concurrently recording revenues from our newly acquired Nortel Alteon business.”, stated Roy Zisapel, CEO Radware. He continued, “This is an indicator of the strength of our company’s execution during a difficult economic climate and, with the addition of the Alteon business, we further believe we have a solid platform for continued growth.”

During the quarter ended June 30, 2009, Radware released the following significant announcements:

o

Conficker Worm Outbreak not a Worry for Radware Customers

o

NetLogic Microsystems’ Industry-Leading NETL7™ Processors Selected by Radware to Accelerate DPI on New OnDemand DefensePro IPS Products

o

Radware Positioned in the Visionaries Quadrant of the Magic Quadrant for Intrusion Prevention System Appliances

o

Info Security Products Guide Names Radware’s DefensePro Winner of the 2009 Global Excellence in Intrusion Prevention Solution Customer Trust Award

o

Radware Receives 2009 NGN Leadership Award from NGN Magazine

o

Radware Integrated Solutions Help the East China University of Science and Technology Enhance Its Digital Campus

o

Radware Wins Two 2009 Network Products Guide Reader’s Trust Awards

o

Radware Receives 2008 Communications Solutions Product of the Year Award

o

Groupama Seguros Selects Radware to Increase Web Applications Performance

o

Radware Appoints New President of the Americas

o

Radware Signs New Partner, AREC Networks, for Distribution of Alteon Products

Company management will host a quarterly investor conference call at 8:45 AM EDT on July 27, 2009. The call will focus on financial results for the quarter ending June 30, 2009, and certain other matters related to the Company’s business.

The conference call will be webcast on Monday July 27 2009 at 8:45 AM EST in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the second quarter 2009 call:
Participants in the US call: Toll Free 1 800 230 1093

International participants call: +1 612 288 0329

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

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Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, amortization of intangible assets and acquisition-related expenses. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2008	June 30, 2009
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	28,065	18,968
Available-for-sale marketable securities	60,731	61,896
Trade receivables, net	13,348	15,412
Other receivables and prepaid expenses	2,046	2,362
Inventories	6,712	8,426
	110,902	107,064
Long-term investments
Available-for-sale marketable securities	45,112	33,873
Severance pay funds	1,995	2,083
	47,107	35,956

Property and equipment, net	11,693	11,937

Other assets
Goodwill and other intangible assets	15,762	42,774

Total assets	185,464	197,731

Current liabilities
Trade payables	4,646	4,345
Deferred revenues, other payables and accrued expenses	23,964	35,662
	28,610	40,007

Long-term liabilities	8,792	14,008

Shareholders’ equity
Share capital	465	463
Additional paid-in capital	185,985	188,663
Accumulated other comprehensive income (loss)	(873)	296
Treasury stock, at cost	(17,619)	(18,036)
Accumulated deficit	(19,896)	(27,670)
Total shareholders’ equity	148,062	143,716

Total liabilities and shareholders' equity	185,464	197,731

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended June 30, 2008	For the Three months ended June 30, 2009	For the Six months ended June 30, 2008	For the Six months ended June 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	24,021	27,079	46,186	47,574
Cost of revenues	4,942	5,586	9,538	9,768
Gross profit	19,079	21,493	36,648	37,806
Operating expenses:
Research and development	7,261	6,796	14,559	12,624
Selling and marketing	16,927	14,552	34,187	26,496
General and administrative	2,578	2,333	4,995	6,872
Total operating expenses	26,766	23,681	53,741	45,992
Operating loss	(7,687)	(2,188)	(17,093)	(8,186)
Financial income, net	921	702	2,224	799
Loss before income taxes	(6,766)	(1,486)	(14,869)	(7,387)
Income taxes	(306)	(183)	(533)	(387)
Net loss	(7,072)	(1,669)	(15,402)	(7,774)

Basic and diluted net loss per share	$ (0.36)	$ (0.09)	$ (0.78)	$ (0.41)
Weighted average number of shares used to compute basic and diluted net loss per share	19,798,753	18,869,577	19,750,006	18,888,035

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended June 30, 2008	For the Three months ended June 30, 2009	For the Six months ended June 30, 2008	For the Six months ended June 30, 2009

GAAP net loss	(7,072)	(1,669)	(15,402)	(7,774)
Stock-based compensation expenses, included in:
Cost of revenues	24	21	53	42
Research and development	387	318	796	615
Selling and marketing	600	516	1,238	1,009
General and administrative	836	519	1,504	1,012
	1,847	1,374	3,591	2,678
Amortization of intangible assets included in:
Cost of revenues	187	428	375	521
Selling and marketing	39	630	78	669
Income taxes	41	-	82	-
	267	1,058	535	1,190

Acquisition related expenses	-	-	-	2,485
Non-GAAP net income (loss)	(4,958)	763	(11,276)	(1,421)

Non-GAAP diluted net income (loss) per share	$ (0.25)	$ 0.04	$ (0.57)	$ (0.08)
Weighted average number of shares used to compute Non-GAAP diluted net income (loss) per share	19,798,753	18,869,577	19,750,006	18,888,035